EXHIBIT 99.1

TAMCO FINANCIAL STATEMENTS

Exhibit 99.1 is the TAMCO Financial Statements as of November 30, 2007, and for each of the three years in the period ended November 30, 2007 and Report of Independent Auditors.

TAMCO
Financial Statements
November 30, 2007, 2006 and 2005

TAMCO
Index
November 30, 2007, 2006 and 2005

Page(s)
Report of Independent Auditors	1
Financial Statements
Balance Sheets	2
Statements of Income and Comprehensive Income	3
Statements of Shareholders’ Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6–16

Report of Independent Auditors

To the Board of Directors and Shareholders of

TAMCO:

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TAMCO at November 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company adopted the balance sheet recognition provisions and the disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of November 30, 2007, and changed the manner in which it accounts for its defined benefit pension plans in the fiscal year ended November 30, 2007.

January 25, 2008

TAMCO
Balance Sheets
November 30, 2007 and 2006

(in thousands, except share amounts)	2007	2006

Assets
Current assets
Cash	$3	$264
Trade receivables, net of allowances of $80 and $80
in 2007 and 2006, respectively	9,090	12,584
Due from shareholders	1,000	808
Other receivables	74	18
Inventories	65,100	46,832
Deferred income taxes (Note 6)	3,640	3,316
Prepaid expenses and tooling	1,260	944
Total current assets	80,167	64,766
Property, plant and equipment
Land	1,191	1,191
Processing facilities and equipment	102,273	101,532
Construction in process	1,899	870
	105,363	103,593
Less: Accumulated depreciation and amortization	(72,634)	(70,732)
Property, plant and equipment, net	32,729	32,861
Other assets (Note 1)	7,486	1,328
Total assets	$120,382	$98,955
Liabilities and Shareholders' Equity
Current liabilities
Borrowings under line of credit (Note 3)	$47,400	$24,000
Trade payables	11,054	13,340
Other accrued liabilities	8,693	9,094
Total current liabilities	67,147	46,434
Long-term liabilities
Other long-term liabilities (Notes 1 and 4)	4,111	4,668
Deferred income taxes (Note 6)	4,029	3,112
Total long-term liabilities	8,140	7,780
Commitments and contingencies (Note 7)
Shareholders' equity
Common stock, $100 par value, authorized, issued and outstanding,
220,000 and 220,000 shares in 2007 and 2006	19,482	19,482
Retained earnings	27,905	27,451
Accumulated other comprehensive loss	(2,292)	(2,192)
Total shareholders' equity	45,095	44,741
Total liabilities and shareholders' equity	$120,382	$98,955

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Income and Comprehensive Income
Years Ended November 30, 2007, 2006 and 2005

(in thousands)	2007	2006	2005

Revenue
Gross sales	$270,336	$275,091	$254,184
Cash discounts allowed	(2,128)	(2,055)	(1,749)
Total revenue	268,208	273,036	252,435
Cost of sales	196,392	206,180	204,542
Loading and freight	5,322	5,520	5,705
Total costs of sales	201,714	211,700	210,247
Gross profit	66,494	61,336	42,188
General and administrative expenses	9,131	8,332	7,445
Income from operations	57,363	53,004	34,743
Other expenses (income), net
Interest	1,541	1,164	396
Other	(785)	(255)	(92)
Total other expenses	756	909	304
Income before provision for income taxes	56,607	52,095	34,439
Provision for income taxes (Note 6)	22,570	21,536	14,048
Net income	34,037	30,559	20,391
Unrealized loss on gas swap derivative, net of tax	-	-	(248)
Minimum pension liability adjustment, net of tax	958	895	(660)
Comprehensive income	$34,995	$31,454	$19,483

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Shareholders Equity
Years Ended November 30, 2007 and 2006

(in thousands, except shares)				Accumulated Other
				Comprehensive Loss,
				Net of Tax
					Unrealized Gain
	Common Stock		Retained		(Loss) on Gas
	Shares	Amount	Earnings	Pension	Swap Derivative	Total

Balances at November 30, 2004	220,000	$19,482	$30,412	$(2,427)	$248	$47,715
Net income	-	-	20,391	-		20,391
Unrealized gain on gas swap derivative	-	-	-	-	(248)	(248)
Minimum pension liability adjustment	-	-	-	(660)	-	(660)
Dividends to shareholders	-	-	(23,903)	-	-	(23,903)
Balances at November 30, 2005	220,000	19,482	26,900	(3,087)	-	43,295
Net income	-	-	30,559	-		30,559
Minimum pension liability adjustment	-	-	-	895	-	895
Dividends to shareholders	-	-	(30,008)	-	-	(30,008)
Balances at November 30, 2006	220,000	19,482	27,451	(2,192)	-	44,741
Net income	-	-	34,037	-		34,037
Minimum pension liability adjustment	-	-	-	958	-	958
Adoption of SFAS 158	-	-	-	(1,058)	-	(1,058)
Dividends to shareholders	-	-	(33,583)	-	-	(33,583)
Balances at November 30, 2007	220,000	$19,482	$27,905	$(2,292)	$-	$45,095

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Cash Flows
Years Ended November 30, 2007, 2006 and 2005

(in thousands)	2007	2006	2005

Cash flows from operating activities
Net income	$34,037	$30,559	$20,391
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	4,378	4,426	5,005
Deferred income tax (benefit) expense	397	10	(207)
Loss (profit) on sale/abandonment of property, plant and
equipment	(1)	187	(14)
Net noncash gas swap derivative gain	-	-	(376)
Changes in operating assets and liabilities
Receivables	3,246	(2,741)	(2,006)
Inventories	(18,268)	4,359	3,673
Other current assets	(316)	147	(448)
Other assets	(6,158)	(1,312)	59
Trade payables	(2,286)	(4,584)	4,940
Other accrued liabilities	(401)	4,613	(1,054)
Other liabilities	(461)	(745)	(435)
Total adjustments	(19,870)	4,360	9,137
Net cash provided by operating activities	14,167	34,919	29,528
Cash flows from investing activities
Acquisition of property, plant and equipment	(4,246)	(9,500)	(5,258)
Sale of property, plant and equipment	1	50	33
Net cash used in investing activities	(4,245)	(9,450)	(5,225)
Cash flows from financing activities
Net borrowings on line of credit	23,400	4,800	(400)
Dividends paid to shareholders	(33,583)	(30,008)	(23,903)
Net cash used in financing activities	(10,183)	(25,208)	(24,303)
Net (decrease) increase in cash	(261)	261	-
Cash
Beginning of year	264	3	3
End of year	$3	$264	$3
Supplemental disclosures of cash flow
Cash paid during the year for
Interest	$1,568	$1,114	$382
Income taxes, net of refunds	$23,125	$21,400	$13,823

The accompanying notes are an integral part of these financial statements.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

1.	Summary of Significant Accounting Policies

Organization and Business
TAMCO ("the Company"), a California corporation, was formed in 1974 and is owned by Ameron International Corporation (“Ameron”) (a 50%, shareholder), Mitsui & Co. (USA), Inc. (a 25% shareholder) and Tokyo Steel Mfg. Co., Ltd. (a 25% shareholder).  TAMCO’s operations consist of the manufacture and sale of steel reinforcing bar.  The Company sells product within California, Nevada and Arizona.

Fiscal Year-End
The Company’s fiscal year ends on the Sunday nearest November 30.  The actual fiscal year end for 2007, 2006 and 2005 was December 2, December 3 and November 27, respectively.  For clarity of presentation, the financial statements refer to the year-end as November 30 for all years.

Revenue Recognition
Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the sales price is fixed or determinable, (3) collectability is reasonably assured and (4) products have been shipped and the customer has taken ownership and assumed risk of loss.  A substantial portion of the Company’s product sales are on FOB shipping point terms where product title passes to the customer at the time it is shipped from the Company’s premises.  Products sales on FOB destination terms are not recognized until delivered to the customer.

Shipping and Handling Costs
Shipping and handling costs typically are charged to customers and are included within sales.  Shipping and handling costs charged to customers were $3,230,000, $3,481,000 and $3,730,000 in 2007, 2006 and 2005, respectively.

Other Expenses (Income)
Other expenses (income) on the statements of income and comprehensive income primarily consist of rental income and interest expense, predominantly relating to the line of credit in place.

Income Taxes
The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using the enacted tax laws.  Valuation allowances are established, when necessary, to reduce deferred tax assets that are not expected to be realized.

Inventories
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.  Inventories consisted of the following at November 30 (in thousands):

	2007	2006

Rebar	$37,082	$26,356
Billets	10,736	9,432
Scrap metal	7,924	1,990
Supplies and spare parts	9,358	9,054
Total	$65,100	$46,832

The Company currently buys its scrap metal at market prices.  Due to the nature of this commodity market, the Company is vulnerable to price changes due to shifts in supply and demand.  These changes in raw material prices may not necessarily be passed on to the end users and, therefore, could impact operating results.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

Property, Plant and Equipment
Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost.  Construction in progress represents capital expenditures incurred for assets not yet placed in service.

Depreciation is computed using the straight-line method based on estimated useful lives of the assets.  Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.  Useful lives are as follows:

Processing facilities	20 to 25 years
Equipment	3 to 25 years

Depreciation expense was $4,376,000, $4,426,000 and $5,005,000 for fiscal years ended 2007, 2006 and 2005, respectively.

Other Assets
The Company emits nitrogen oxides ("NOx") as part of its manufacturing process.  The Company is allocated a certain amount of NOx emissions credits each year at no cost.  If this allocation is not adequate, the Company may purchase additional NOx emissions credits on the open market at prevailing prices.  The Company purchases these credits and records the book value in Other assets, and then amortizes the costs of the credits using a straight-line method over the allocated emission period, which is typically one year.  During 2007 and 2006, the Company purchased $5,800,000 and $750,000, respectively, in perpetual NOx credits that have an infinite life.  These credits are not available for use until June 2011 and have been recorded at cost within other assets.  The Company intends to amortize these credits over an estimated useful life of 15 years beginning in 2011.

Other Long-Term Liabilities
Other long-term liabilities consist of the noncurrent portions of pension liabilities and workers’ compensation liabilities.

Dividends
The Company declared dividends on all outstanding common stock during fiscal 2007 as follows:

(per share)

February 23, 2007	$32.50
May 18, 2007	$31.00
August 23, 2007	$36.35
November 12, 2007	$52.80

Concentration of Credit Risk and Major Customers
Financial instruments that subject the Company to credit risk consist primarily of accounts receivable.  The Company performs ongoing credit evaluations of its customers and provides for estimated credit losses.  Three customers each accounted for greater than 10% of total net sales for the year ended November 30, 2007.  One customer accounted for approximately 20% of total net sales for the years ended November 30, 2007 and 2006.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

Recent Accounting Pronouncements
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48").  FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods.  FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption.  The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.  The Company is currently evaluating the potential impact of FIN 48 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  Earlier adoption is permitted, provided the company has not yet issued financial statements, including interim periods, for that fiscal year.  The Company is currently evaluating the impact of SFAS 157 on its financial statements.

2.	Related Party Transactions

During 1992, the Company entered into a lease agreement with Ameron for certain land, buildings, structures and other improvements.  The lease was originally a ten-year lease agreement and was renewable for a ten-year period.  The lease was renewed on November 1, 2002 and is set to expire on October 31, 2012.  The lease also contains a purchase option equal to the fair market value of the leased assets at the end of the initial lease term or at the end of the related renewal period.  The lease payments in 2007, 2006 and 2005 were $37,350 per month, payable quarterly in arrears.  Total lease charges were $448,000 in the fiscal years ended 2007, 2006 and 2005, respectively.

In November 2004, Ameron began leasing four acres from the Company on a month-to-month basis.  Total lease income was $65,000, $62,000 and $60,000 in 2007, 2006 and 2005, respectively.

The Company sold finished goods to certain shareholders for approximately $35,208,000, $38,801,000 and $28,491,000, or 13.1%, 14.2% and 11.3% of net sales, during fiscal years ended 2007, 2006 and 2005, respectively.

The Company pays for certain utility costs and charges Ameron for Ameron's share.  During fiscal years ended 2007, 2006 and 2005, Ameron reimbursed the Company approximately $582,000, $800,000 and $677,000, respectively, for Ameron's share of such costs.

Amounts due from related parties (shareholders) to the Company total $1,000,000 and $808,000 as of November 30, 2007 and 2006, respectively.

3.	Business Loan Agreement

The Company has, under a business loan agreement (the “Agreement”) with a bank, a $60,000,000 credit facility for advances with a $15,000,000 sub facility for letters of credit.  Additionally, under the terms of the Agreement, the Company has a foreign exchange sub facility for $3,000,000.  The Agreement was renewed on October 26, 2005, and expires August 31, 2008.  On August 24, 2007 the Agreement was amended to increase the facility from $40,000,000 to the current $60,000,000 level.  The interest rate on borrowings is based on specified margins over or under certain money market rates (ranging from 5.70% to 7.75% for fiscal 2007).  All amounts under the Agreement are collateralized by substantially all of the Company’s assets.  As of November 30, 2007 and 2006, the Company had an outstanding balance on the line of credit of $47,400,000 and $24,000,000, respectively, under the Agreement.  Additionally, at November 30, 2007 and 2006, the Company had outstanding letters of credit of $2,970,000 and $3,720,000, respectively, under the Agreement.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

Under the Agreement, the Company is required to comply with, among other things, the maintenance of certain covenants relating to debt and cash flow.  The terms of the agreement also contain restrictions on mergers and acquisitions, dispositions of assets, incurring debt (other than from shareholders) and, except as otherwise provided for, the distribution or collateralization of assets.  As of November 2007, the Company was in compliance with these debt covenants.

4.	Pension and 401(k) Retirement Plans

The Company has two defined benefit plans covering substantially all of its employees.  The plan covering hourly employees provides pension benefits that are based on a flat-dollar benefit (as defined in the plan) per month based on years of service and a one-time payment of $4,500 to active employees upon retirement.  The salaried plan is a step-rate plan, which provides for an amount equal to 1.35% of final average pay up to covered compensation, plus 1.95% of final average pay in excess of this covered compensation, times years of service (not to exceed 30 years).

The Company’s funding policy generally is to contribute annually at least the minimum amount that can be deducted for federal income tax purposes while ensuring that the requirements of applicable provisions and regulations are met.  Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company’s pension plans are accounted for based on various assumptions and discount rates as described below.  The actuarial assumptions used could change in the near term due to changes in expected future trends and other factors, which, depending on the nature of the changes, could cause increases or decrease in the liabilities accrued.

During the fiscal year, the Company adopted the balance sheet recognition provisions and the disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158").  SFAS 158 requires employers to recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.  SFAS 158 also requires employers to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position.  The measurement date provisions of SFAS 158 will be effective for fiscal years ending after December 15, 2008.  The Company is currently evaluating the impact of the measurement date provisions of SFAS 158 on its financial statements.

The effects of adopting the recognition provisions of SFAS 158 on the Company’s balance sheet as of November 30, 2007 are presented in the following table (in thousands).

	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported at November 30, 2007

Prepaid pension cost	$621	$(621)	$-
Accrued pension cost	(936)	(1,107)	(2,043)
Intangible pension assets	32	(32)	-
Deferred income tax pension asset	818	702	1,521
Accumulated other comprehensive loss	1,234	1,058	2,292

Included in accumulated other comprehensive income of approximately $3,813,000 ($2,292,000 net of tax) at November 30, 2007 are unrecognized actuarial losses of approximately $3,781,000 and prior service costs of approximately $32,000 that have not yet been recognized in net periodic pension cost.  Of this amount, the Company expects to recognize approximately $72,000 ($43,000 net of tax) in net periodic pension cost during the fiscal year ended November 30, 2008.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

Pension cost for fiscal years ended 2007, 2006 and 2005 was approximately $713,000, $1,018,000 and $1,187,000, respectively, which includes amortization of prior service costs over periods ranging from 15 to 30 years.

Components of net periodic pension cost for the years ended November 30, 2007, 2006 and 2005 were as follows (in thousands):

	2007		2006		2005
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Components of net periodic pension cost
Service cost	$391	$425	$436	$533	$380	$567
Interest cost	860	899	774	827	699	757
Expected return on market-
related value of plan assets	(974)	(1,122)	(893)	(1,080)	(763)	(890)
Amortization of unrecognized
prior service cost	-	6	-	3	-	59
Amortization of accumulated losses	133	95	232	186	185	193
Net periodic pension cost	$410	$303	$549	$469	$501	$686

The projected benefit obligation was determined based on employee data as of August 31, 2007, 2006 and 2005.

The weighted average assumptions used to determine net periodic pension cost for the years ended November 30, 2007, 2006 and 2005 were as follows:

	2007		2006		2005
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Discount rate	6.125%	6.125%	5.50%	5.50%	5.75%	5.75%
Rate of increase in
compensation levels	3.75%	N/A	3.75%	N/A	4.00%	N/A
Expected long-term rate of
return on plan assets	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%

The assumed discount rate represents the market rate for long-term corporate high quality corporate bonds.  The assumed expected rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities and debt investments.  When determining the expected return on plan assets, the Company considers long-term rates of return on asset classes (both historical and forecasted) in which the Company expects the pension funds to be invested.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

Components of the change in projected benefit obligation, change in plan assets and funded status of the pension plans for the years ended November 30, 2007, 2006 and 2005 are as follows (in thousands):

	2007		2006		2005
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Change in projected benefit obligation
Projected benefit obligation,
beginning of year	$14,363	$15,018	$14,305	$15,316	$12,358	$13,398
Service cost	391	425	436	533	380	567
Interest cost	860	898	774	827	699	757
Plan amendments	-	-	-	26	-	-
Actuarial (gain) loss	(514)	118	(660)	(1,037)	1,203	991
Benefits paid	(473)	(739)	(492)	(647)	(335)	(397)
Projected benefit obligation,
end of year	$14,627	$15,720	$14,363	$15,018	$14,305	$15,316
Change in plan assets
Fair value of plan assets,
beginning of year	$11,781	$13,533	$10,747	$12,984	$9,186	$10,711
Actual return on plan assets	1,515	1,726	781	929	1,227	1,451
Employer contribution	806	310	811	355	727	1,283
Administrative expenses	(72)	(82)	(66)	(88)	(58)	(64)
Benefits paid	(473)	(739)	(492)	(647)	(335)	(397)
Fair value of plan assets,
end of year	$13,557	$14,748	$11,781	$13,533	$10,747	$12,984
Funded status
Deficiency of plan assets over
projected benefit obligations	$(1,070)	$(973)	$(2,583)	$(1,484)	$(3,558)	$(2,331)
Unrecognized actuarial loss	-	-	2,808	2,589	3,521	3,572
Unrecognized prior benefit service cost	-	-	-	38	-	16
Funded status, end of year	$(1,070)	$(973)	$225	$1,143	$(37)	$1,257
Amounts recognized on the
balance sheet consist of
Accrued pension liability	$(1,070)	$(973)	$(1,149)	$(1,430)	$(1,885)	$(2,331)
Pension intangible asset	-	-	-	38	-	16
Accumulated other comprehensive loss	1,691	2,122	1,374	2,535	1,848	3,572
Net amount recognized	$621	$1,149	$225	$1,143	$(37)	$1,257
Accumulated benefit obligation	$13,225	$15,683	$12,930	$14,964	$12,632	$15,316

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

The assumptions used to determine the projected benefit obligation for the years ended November 30, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Discount rate	6.25%	6.25%	6.125%	6.125%	5.50%	5.50%
Rate of increase in
compensation levels	3.75%	N/A	3.75%	N/A	3.75%	N/A

The Company contributed approximately $1,116,000, $1,166,000 and $2,010,000 to the pension plans during the years ended November 30, 2007, 2006 and 2005, respectively.  During the year ending November 30, 2008, the Company expects to contribute $1,500,000 to the pension plans.

In accordance with its investment strategy to obtain long-term growth, the Company's target allocations are established to maintain a mix of 60% to 70% equities, 25% to 30% debt securities, 2% to 8% real estate, and 0% to 5% other investments.  The Company’s pension plan weighted average asset allocations by asset category are as follows at August 31:

	2007		2006		2005
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Equity securities	73%	73%	72%	72%	70%	69%
Debt securities	25%	25%	24%	24%	24%	25%
Real estate	2%	2%	4%	4%	6%	6%
Other (cash equivalents)	0%	0%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%

The Company’s pension plan assets are externally managed by investment managers who are selected by the Company’s Pension Committee.  The Pension Committee selects investment managers using a total return investment approach whereby a mix of equity and debt security investments are used to maximize the long-term rate of return on plan assets.  The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run.  Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and the Company’s financial condition.  The investment portfolio contains a diversified blend of equity and debt security investments.  Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large cap stocks, U.S. mid cap, U.S. small cap stocks, and international securities.  Investment risk is measured and monitored on an ongoing basis through annual liability measures, periodic asset/liability studies, and semi-annual investment portfolio reviews.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years as follows (in thousands):

	Salaried	Hourly

Year ending
2008	$772	$858
2009	829	918
2010	881	952
2011	958	982
2012	1,031	1,032
2013-2017	5,613	5,464

Approximately 1% of the Company’s employees are covered by union-sponsored, collectively bargained, multi-employer pension plans.  The Company contributed $84,000, $75,000 and $57,000 to such plans in fiscal years ended 2007, 2006 and 2005, respectively.  These contributions are determined in accordance with the provisions of a negotiated labor contract.

The Company adopted two 401(k) deferred compensation retirement plans effective as of January 1, 1996 for salaried employees and March 1, 1996 for hourly employees.  These plans were merged effective December 31, 2001.  The plan covers substantially all employees who have completed one month of service.  The Company matches 25% of salaried employee contributions up to a maximum of 4% of the employee’s salary and provides for a variable match on an employee’s contribution ranging from 4% to 6% of annual salary.  The variable portion is based upon the Company’s annual return on net assets.  The Company does not match hourly employee contributions.  Under the plan voluntary employee deferred contributions up to 100% of annual compensation may be made, or a maximum not to exceed the Internal Revenue Service limitation.  Such voluntary employee contributions are made through payroll deductions.  The Company expensed $126,000, $115,000 and $138,000 related to the plan during fiscal years ended 2007, 2006 and 2005, respectively.

5.	Derivative Activity

Natural Gas Swap
On March 27, 2001, the Company entered into a Natural Gas Swap, a derivative financial instrument, in order to fix its exposure to natural gas prices in the volatile California energy market.  The Natural Gas Swap is a derivative instrument and is accounted for pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities.  As amended, SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value, and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

During October 2005, the hedge expired, thus the losses of $376,000, previously reported in accumulated other comprehensive income, have been recognized within cost of sales in the year ended November 30, 2005.

6.	Income Taxes

Deferred income taxes are recorded under the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes, based upon the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

The components of the income tax provision for the years ended November 30 (in thousands):

	2007	2006	2005

Current
Federal	$17,253	$16,879	$11,160
State	4,920	4,647	3,095
Total current	22,173	21,526	14,255
Deferred
Federal	297	(499)	(167)
State	100	509	(40)
Total deferred	397	10	(207)
Total	$22,570	$21,536	$14,048

The effective tax rate differs from the U.S. federal statutory tax rate of 35% primarily due to state income taxes, net of federal benefits.

	2007	2006

Provision at the federal statutory rate	35.00%	35.00%
State income taxes, net of federal benefit	5.76%	6.43%
Meals and entertainment	0.07%	0.15%
Fuel tax credit	(0.06)%	(0.11)%
Lobbyist expense	0.03%	0.07%
Section 199 credits	(0.95)%	0.00%
Other	0.02%	(0.20)%
	39.87%	41.34%

TAMCO
Notes to Financial Statements
November 30, 2007, 2006 and 2005

The components of the Company’s deferred tax assets (liabilities) at November 30, 2007 and 2006 are as follows (in thousands):

	2007	2006

Deferred tax asset
Reserve for contingencies	$663	$619
Accrued liabilities	1,371	1,355
Reserve for inventories	650	360
State taxes	1,874	1,741
Additional pension liability	1,635	1,713
Other	28	35
Deferred tax asset	6,221	5,823
Deferred tax liability
Depreciation	(5,714)	(5,020)
Pension reserve	(896)	(599)
Other	-	-
Deferred tax liability	(6,610)	(5,619)
	$(389)	$204

At November 30, 2007, 2006 and 2005, deferred tax provision (benefit) reflected in other comprehensive income is $197,000, $616,000 and ($625,000), respectively.

7.	Commitments and Contingences

The Company has a noncancelable operating lease with Ameron for certain land, buildings, structures and other improvements expiring on October 31, 2012 (Note 2).

Future minimum lease payments on noncancelable operating leases in effect at November 30, 2007 are as follows (in thousands):

Years ending November 30,

2008	$516
2009	516
2010	516
2011	516
2012	473
$2,537

Total operating lease expense was $454,000, $448,000 and $448,000 for fiscal years ended 2007, 2006 and 2005, respectively.

The Company is involved in various legal matters in the normal course of its business.  Management believes that the ultimate outcome of such matters will not have a material adverse effect on the Company’s results of operations or financial position.